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JUL 2 4 2007
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186
SECTION

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPITAL CONCEPTS INVESTMENTS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SANSOME STREET, 11th FLOOR
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN L. WRIGHT, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL CONCEPTS INVESTMENTS CORP., as of JUNE 30, 20 07, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


CLAUDIA L. COURTADE
Commission # 1714973
Notary Public - California
San Francisco County
My Comm. Expires Feb 4, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Concepts Investment Corp.
San Francisco, California

We have audited the statement of financial condition of Capital Concepts Investment Corp. as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Concepts Investment Corp., as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

July 16, 2007

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2007

ASSETS

Cash and cash equivalents	$ 27,094
Commissions receivable	4,000
Interest receivable	17,264
Prepaid expense	2,658
Deferred taxes	3,563
Notes receivable – shareholders	296,714
	$ 351,293

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$ 3,200
Total liabilities	3,200
Stockholders' equity	
Common stock, par value of $10 per share, 20,000 shares authorized, 766 shares issued and outstanding	7,660
Additional paid in capital	130,750
Retained earnings	209,683
Total stockholders' equity	348,093
	$ 351,293

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2007

REVENUES	
Commissions	$ 111,490
Interest	17,283
Other income	5,773
	134,546
EXPENSES	
Commissions	92,165
Accounting	13,725
Regulatory fees	4,950
Other operating expenses	11,754
	122,594
INCOME BEFORE INCOME TAXES	11,952
INCOME TAXES	3,500
NET INCOME	$ 8,452

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2007

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2006	766	$ 7,660	$ 130,750	$ 201,231	$ 339,641
Net income				8,452	8,452
Balance, June 30, 2007	766	$ 7,660	$ 130,750	$ 209,683	$ 348,093

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,452
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase)decrease in:	
Commissions receivable	33,600
Interest receivable	(17,264)
Prepaid expenses	42
Deferred tax asset	2,700
Decrease(increase) In:	
Commissions payable	(26,880)
Net adjustments	(7,802)
Net cash provided by operating activities	650
NET INCREASE IN CASH AND CASH EQUIVALENTS	650
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,444
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 27,094
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 800

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2007

NOTE A – Summary of Significant Accounting Policies

General

Capital Concepts Investment Corp. (the Company), a California corporation, was incorporated in 1975, and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Company acts as a broker-dealer in the sale of limited partnership interests and other investments.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who maintain a special account for the exclusive benefit of customers.

Securities Transactions

Commission revenues are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions Receivables

The Company considers commissions receivable to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

CAPITAL CONCEPTS INVESTMENT CORP.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2007

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided for differences in timing of reporting income for financial statements and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses because the Company reports on a cash basis for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE B – Notes Receivable – Shareholders

At June 30, 2007, unsecured notes receivable from shareholders amounted to $296,714. These notes are due at various dates from October 1, 2007 through August 26, 2013, and accrue interest at rates varying from 5% to 8.75%, payable annually. Interest earned and receivable for the year totaled $17,264, and is included in interest receivable in the statement of financial condition and interest income in the statement of operations.

NOTE C – Economic Dependence and Related Party Transactions

A significant portion of the Company's revenues ($109,200) was derived from the sale of limited partnership interests of entities formed by the Company's shareholders or related affiliates, including commissions receivable of $4,000 in the statement of financial condition at June 30, 2007.

One of the shareholders of the Company was paid commissions of $26,560, during the year ended June 30, 2007, which are included in commissions expense in the statement of operations.

Another related company in San Francisco provides operating facilities, employees and manages and performs all operating activities of the Company. By agreement, no fees were paid to the related company during the year ended June 30, 2007.

NOTE D – Income Taxes

The provision for income taxes consists of the following:

Currently payable:	
State	$ 800
Deferred:	
Federal	1,555
State	1,145
	2,700
	$ 3,500

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at June 30, 2007, is as follows:

Deferred tax assets	$ 9,820
Deferred tax liabilities	(6,257)
Deferred tax valuation allowance	0
	$ 3,563

At June 30, 2007, the Company has net operating loss carryforwards of $27,707 for federal and $52,542 for state income tax purposes available to offset future state taxable income until 2027 as follows:

Federal	State	Expiring
$	$ 27,300	2011
	3,513	2015
	21,729	2016
865		2024
4,313		2025
22,529	-	2026
$ 27,707	$ 52,542	

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2007, the Company's net capital is $27,094, which is $22,094 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at June 30, 2007 was .12 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

CAPITAL CONCEPTS INVESTMENT CORP.
COMPUTATION OF NET CAPITAL
June 30, 2007

NET CAPITAL	
Stockholders' equity	$ 348,093
Less nonallowable assets:	
Commissions receivable	(800)
Interest receivable	(17,264)
Prepaid expense	(2,658)
Deferred tax asset	(3,563)
Notes receivable – shareholders	(296,714)
Total adjustments	(320,999)
NET CAPITAL	$ 27,094
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Commissions payable	$ 3,200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of minimum requirement	$ 22,094
Ratio of aggregate indebtedness to net capital	.12 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of June 30)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 27,094
Net capital as reported herein	$ 27,094
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 3,200
Aggregate indebtedness, as reported herein	$ 3,200

CAPITAL CONCEPTS INVESTMENT CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

June 30, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

June 30, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

July 16, 2007

Board of Directors
Capital Concepts Investment Corp.
San Francisco, California

We have audited the financial statements of Capital Concepts Investment Corp. for the year ended June 30, 2007, and have issued our report thereon dated July 16, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Concepts Investment Corp., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in Rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Capital Concepts Investment Corp., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

END